SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

Our Ref: 22277-00002

November 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the ~~Securities~~ Exchange Act of 1934, as amended. ~~COSL's~~ exemption file number is 82-34696.

Enclosed please find copy of one announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

dw 12/4

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Announcement
Delay in Despatch of Supplemental Circular

Reference is made to the circular of the Company dated 22 July 2008. The board of directors of the Company announces that there will be a delay in the despatch of the Supplemental Circular which will be postponed to be issued and despatched on or before 31 December 2008.

Reference is made to the circular of China Oilfield Services Limited (the "Company") dated 22 July 2008 (the "Circular") in relation to the Offer to acquire all outstanding shares in Awilco Offshore ASA ("Awilco Offshore", together with its subsidiaries, the "Awilco Offshore Group") made by the Offeror. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the Circular.

The board of directors of the Company announces that there will be a delay in the despatch of the Supplemental Circular which will be postponed to be issued and despatched on or before 31 December 2008.

The Offer constituted a major transaction of the Company under the Listing Rules. On 18 July 2008, the Stock Exchange granted waiver to the Company to despatch the Supplemental Circular to its shareholders within 45 days of the earlier of the Company being able to exercise control over Awilco Offshore and gain access to the books and records of Awilco Offshore. Awilco Offshore became a 98.8% owned subsidiary of the Company following settlement of the Offer on 29 September 2008. Therefore, the Company was able to exercise control over Awilco Offshore and gained access to its books and records on 29 September 2008 and is required to issue the Supplemental Circular on or before 13 November 2008.

As additional time is required to collate financial information on the Awilco Offshore Group for inclusion in the Supplemental Circular and the translation of some of the agreements which are in Norwegian into English is longer than originally expected, the Company has applied to the Stock Exchange for an extension for the despatch of the Supplemental Circular from 13 November 2008 to a date on or before 31 December 2008.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

END

Hong Kong, 13 November 2008

As at the date of this announcement, the directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).